Exhibit 4.7

HYDRO ONE LIMITED

Unaudited Pro Forma Condensed Consolidated Financial Statements

As at and for the nine months ended September 30, 2018 and for the year ended December 31, 2017

November 15, 2018

HYDRO ONE LIMITED

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

As at and for the nine months ended September 30, 2018, and for the year ended December 31, 2017

Hydro One Limited (Hydro One or the Company), Olympus Holding Corp., Olympus Corp. and Avista Corporation (Avista) entered into an agreement and plan of merger dated as of July 19, 2017 (Merger Agreement). Pursuant to the Merger Agreement, Hydro One will indirectly acquire Avista (Merger) for US$53 (approximately $68 at the exchange rate of $1.2908 = US$1.00 on September 30, 2018) per Avista common share for an aggregate purchase price of approximately US$5,514 million (approximately $7,118 million at the exchange rate of $1.2908 = US$1.00 on September 30, 2018), comprised of an equity purchase of approximately US$3,481 million (approximately $4,494 million at the exchange rate of $1.2908 = US$1.00 on September 30, 2018) and the assumption of approximately US$2,006 million of Avista’s outstanding debt (approximately $2,589 million at the exchange rate of $1.2908 = US$1.00 on September 30, 2018) and cash paid to settle existing Avista share based compensation of US$27 million (approximately $35 million at the exchange rate of $1.2908 = US$1.00 on September 30, 2018).

Since the acquisition is to be paid in US dollars, the actual amount paid, when measured in Canadian dollars may vary with a change to the exchange rate. Hydro One has entered into a deal-contingent foreign exchange forward contract (forward contract) to partially mitigate the foreign exchange fluctuation risk.

The accompanying unaudited pro forma condensed consolidated financial statements give effect to the proposed acquisition by Hydro One of Avista under the acquisition method of accounting. The unaudited pro forma condensed consolidated balance sheet gives effect to the Merger as if it had closed on September 30, 2018. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2017 and the nine months ended September 30, 2018 give effect to the Merger as if it had closed on January 1, 2017.

The following unaudited pro forma condensed consolidated financial statements are based on Avista’s historical unaudited consolidated financial statements as at and for the nine months ended September 30, 2018 and audited consolidated financial statements for the year ended December 31, 2017, and Hydro One’s historical unaudited consolidated financial statements as at and for the nine months ended September 30, 2018 and audited consolidated financial statements for the year ended December 31, 2017, and present the effects of the Merger on the combined historical financial statements of Hydro One and Avista. The unaudited pro forma condensed consolidated financial statements should be read together with the notes to the unaudited pro forma condensed consolidated financial statements and the historical financial statements of Hydro One and Avista.

The unaudited pro forma condensed consolidated financial statements (referred to herein as the pro forma financial information) are presented for illustrative purposes only and do not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, further acquisitions or disposals not yet known or probable, or any costs that are currently not factually supportable and/or probable of occurring. The pro forma financial information has been prepared based upon available information and certain assumptions that Hydro One believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed consolidated financial statements.

Additionally, the pro forma financial information presented, including allocation of the estimated purchase price, is based on preliminary estimates of fair values of assets to be acquired and liabilities assumed. The actual amounts of acquired assets and assumed liabilities in the condensed consolidated financial statements upon the closing of the Merger will depend on a number of factors, including the impact of additional information available, foreign exchange rates and the amount of net assets of Avista on the closing date of the Merger. Therefore, the actual purchase adjustments will differ from those used to prepare the pro forma financial information, and the differences may be material. For example, the final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. This final valuation will be based on the actual net tangible and intangible assets and liabilities of Avista that exist as of the closing date of the Merger. Any final adjustments may change the allocation of purchase price, which could affect the fair values assigned to the assets and liabilities, and may result in a change to goodwill, depreciation and amortization expenses and earnings per share.

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of what Hydro One’s actual financial condition or results of operations would have been had the Merger been completed on the date indicated, nor does it purport to project Hydro One’s future financial position or results of operations for any future periods or as of any future date. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated. Dollar amounts herein are presented in Canadian dollars, unless otherwise expressly stated.

HYDRO ONE LIMITED

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (unaudited)

At September 30, 2018

(millions of Canadian dollars)	Hydro One Limited	Avista Corporation (Note 5)	Adjustments	Note		Hydro One Limited Pro Forma Consolidated
Assets
Current assets:
Cash and cash equivalents	613	27	(4,529)	3	(A),(J)	379
			1,000	3	(B)
			15	3	(G)
			3,332	3	(C)
			(79)	3	(D)
Accounts receivable	590	135	—			725
Due from related parties	310	—	—			310
Other current assets	129	153	(14)	3	(E),(G)	268

	1,642	315	(275)			1,682

Property, plant and equipment	20,475	5,880	—			26,355
Other long-term assets:
Regulatory assets	3,227	745	53	3	(I)	4,025
Deferred income tax assets	783	—	14	3	(B),(H)	797
Intangible assets	379	—	—			379
Goodwill	325	75	(75)	3	(A)	2,670
			2,345	3	(A)
Other assets	6	158	12	3	(E)	176

	4,720	978	2,349			34,402

Total assets	26,837	7,173	2,074			36,084

See accompanying notes to Pro Forma Condensed Consolidated Financial Statements (unaudited).

HYDRO ONE LIMITED

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (unaudited) (continued)

At September 30, 2018

(millions of Canadian dollars)	Hydro One Limited	Avista Corporation (Note 5)	Adjustments	Note		Hydro One Limited Pro Forma Consolidated
Liabilities
Current liabilities:
Short-term notes payable	444	45	—			489
Long-term debt payable within one year	981	3	—			984
Accounts payable and other current liabilities	960	400	26	3	(E)	1,386
Due to related parties	6	—	—			6

	2,391	448	26			2,865

Long-term liabilities:
Long-term debt	10,475	2,469	3,332	3	(C)	16,329
			53	3	(I)
Convertible debentures	489	—	(489)	3	(B)	—
Regulatory liabilities	174	1,030	—			1,204
Deferred income tax liabilities	74	631	—			705
Other long-term liabilities	2,755	336	52	3	(E)	3,143

	13,967	4,466	2,948			21,381

Total liabilities	16,358	4,914	2,974			24,246

Noncontrolling interest subject to redemption	21	—	—			21
Equity
Common shares	5,641	1,466	1,503	3	(B)	7,144
			(1,466)	3	(F)
Preferred shares	418	—	—			418
Additional paid-in capital	54	—	92	3	(B)	146
Retained earnings	4,301	804	(92)	3	(B)	4,065
			(79)	3	(D)
			(60)	3	(E)
			(804)	3	(F)
			(5)	3	(G)
Accumulated other comprehensive income	(5)	(11)	11	3	(F)	(5)

Shareholders’ equity	10,409	2,259	(900)			11,768

Noncontrolling interest	49	—	—			49

Total equity	10,458	2,259	(900)			11,817

Total liabilities and equity	26,837	7,173	2,074			36,084

See accompanying notes to Pro Forma Condensed Consolidated Financial Statements (unaudited).

HYDRO ONE LIMITED

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)

For the nine months ended September 30, 2018

(millions of Canadian dollars, except per share amounts)	Hydro One Limited	Avista Corporation (Note 5)	Adjustments	Note		Hydro One Limited Pro Forma Consolidated
Revenues
Distribution	3,284	—	—			3,284
Transmission	1,344	—	—			1,344
Avista	—	1,293	(9)	3	(E)	1,284
Other	31	25	—			56

	4,659	1,318	(9)			5,968

Costs
Energy*	2,158	466	—			2,624
Operation, maintenance and administration	797	440	(10)	3	(D)	1,227
Depreciation and amortization	620	176	—			796

	3,575	1,082	(10)			4,647

Income before financing charges and income taxes	1,084	236	1			1,321
Financing charges	336	97	98	3	(B),(G)	531

Income before income taxes	748	139	(97)			790
Income taxes	115	22	(24)	3	(H)	113

Net income	633	117	(73)			677

Earnings per common share
Basic	$1.03			4		$0.99
Diluted	$1.03			4		$0.99

*	Includes the cost of purchased natural gas for Avista

See accompanying notes to Pro Forma Condensed Consolidated Financial Statements (unaudited).

HYDRO ONE LIMITED

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)

For the year ended December 31, 2017

(millions of Canadian dollars, except per share amounts)	Hydro One Limited	Avista Corporation (Note 5)	Adjustments	Note		Hydro One Limited Pro Forma Consolidated
Revenues
Distribution	4,366	—	—			4,366
Transmission	1,578	—	—			1,578
Avista	—	1,848	(12)	3	(E)	1,836
Other	46	29	—			75

	5,990	1,877	(12)			7,855

Costs
Energy*	2,875	681	—			3,556
Operation, maintenance and administration	1,066	604	(39)	3	(D)	1,631
Depreciation and amortization	817	223	—			1,040

	4,758	1,508	(39)			6,227

Income before financing charges and income taxes	1,232	369	27			1,628
Financing charges	439	112	133	3	(B),(G)	684

Income before income taxes	793	257	(106)			944
Income taxes	111	107	(33)	3	(H)	185

Net income	682	150	(73)			759

Earnings per common share
Basic	$1.11			4		$1.10
Diluted	$1.10			4		$1.10

*	Includes the cost of purchased natural gas for Avista

See accompanying notes to Pro Forma Condensed Consolidated Financial Statements (unaudited).

HYDRO ONE LIMITED

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

As at and for the nine months ended September 30, 2018, and for the year ended December 31, 2017

1. DESCRIPTION OF THE ACQUISITION

On July 19, 2017, Hydro One, Olympus Holding Corp., Olympus Corp. and Avista entered into the Merger Agreement. Pursuant to the Merger Agreement, Hydro One will indirectly acquire Avista for US$53 (approximately $68 at the exchange rate of $1.2908 = US$1.00 on September 30, 2018) per Avista common share for an aggregate purchase price of approximately US$5,514 million (approximately $7,118 million at the exchange rate of $1.2908 = US$1.00 on September 30, 2018), comprised of an equity purchase of approximately US$3,481 million (approximately $4,494 million at the exchange rate of $1.2908 = US$1.00 on September 30, 2018) and the assumption of approximately US$2,006 million of Avista’s outstanding debt (approximately $2,589 million at the exchange rate of $1.2908 = US$1.00 on September 30, 2018) and cash paid to settle existing Avista share based compensation of US$27 million (approximately $35 million at the exchange rate of $1.2908 = US$1.00 on September 30, 2018).

The accompanying pro forma financial information assumes that at closing, the Merger will be financed through the net proceeds from a $1.54 billion common share equity issuance as further described below, with the balance funded through long-term debt as further described below.

The common share equity is assumed to be issued through the conversion of the 4% convertible unsecured subordinated debentures (Convertible Debentures) represented by instalment receipts that were issued by Hydro One on August 9, 2017 and that are convertible into common shares of Hydro One at a conversion price of $21.40 per common share. Hydro One also proposes to issue debt in the amount of US$2.6 billion (approximately $3.4 billion at the exchange rate of $1.2908 = US$1.00 on September 30, 2018).

The accompanying pro forma financial information assumes that the Convertible Debentures are issued and converted in full into Hydro One common shares at the assumed closing date of the Merger. Therefore, the accompanying pro forma statement of operations does not recognize interest costs associated with the Convertible Debentures. Hydro One anticipates that the closing of the Merger will occur in the last quarter of 2018 (or the first quarter of 2019). As a result, the Company has included the cost of financing the Convertible Debentures as a pro forma adjustment. Due to many factors, including the timing of regulatory approvals, the estimated closing period is subject to change which may change the amount of interest expense incurred on the Convertible Debentures and the related income tax recovery. Interest costs associated with the Convertible Debentures are expected to be funded through operating cash flows.

2. BASIS OF PRESENTATION

The accompanying pro forma financial information gives effect to the proposed Merger. The accompanying pro forma financial information has been prepared by management of Hydro One and is derived from the unaudited and audited consolidated financial statements of Hydro One as at and for the nine months ended September 30, 2018 and for the year ended December 31, 2017, respectively, and the unaudited and audited consolidated financial statements of Avista as at and for the nine months ended September 30, 2018 and for the year ended December 31, 2017, respectively.

The accompanying pro forma financial information uses accounting policies that are consistent with those disclosed in Hydro One’s and Avista’s audited consolidated financial statements as at and for the year ended December 31, 2017 and unaudited consolidated financial statements as at and for the nine months ended September 30, 2018, and was prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The accompanying unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations reflect the Merger as if it had closed on September 30, 2018 and January 1, 2017, respectively. The accompanying unaudited pro forma consolidated financial statements may not be indicative of the results that would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. For instance, the actual purchase price allocation will reflect the fair values, at the purchase date, of the assets acquired and liabilities assumed based upon Hydro One’s evaluation of such assets and liabilities following the closing of the Merger and, accordingly, the final purchase price allocation may differ materially from the preliminary allocation reflected herein.

The accompanying pro forma financial information should be read in conjunction with the description of the Merger and the proposed financing thereof contained in documents filed by Hydro One with the securities regulatory authorities in Canada and the United States; the most recent audited and unaudited consolidated financial statements of Avista, including the notes thereto; and the most recent audited and unaudited consolidated financial statements of Hydro One, including the notes thereto, all of which have been filed by Hydro One with the securities regulatory authorities in Canada and the United States.

Certain amounts in the historical financial statements of Avista have been reclassified in the unaudited pro forma balance sheet and statements of operations to reflect the presentation classifications in Hydro One’s consolidated financial statements. In

HYDRO ONE LIMITED

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

As at and for the nine months ended September 30, 2018, and for the year ended December 31, 2017 addition the historical financial statements of Avista have been translated from US dollars to Canadian dollars to conform to the presentation currency of Hydro One.

Management believes the underlying assumptions used for the preparation of the pro forma financial information provide a reasonable basis for presenting the significant financial effect directly attributable to the Merger. The pro forma adjustments used to prepare the pro forma financial information are tentative and are based on currently available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments used to prepare the pro forma financial information, and the differences may be material.

The pro forma financial information presents the combined effect on the historical statements and provides the following resulting information:

Historical Information of Hydro One and Avista	Historical Dates and Giving Effect	Resulting Information
Unaudited consolidated balance sheet	As at September 30, 2018	Unaudited pro forma condensed consolidated balance sheet, referred to as the unaudited pro forma balance sheet

Audited consolidated statement of operations for the year ended December 31, 2017 and unaudited condensed interim consolidated statement of operations for the nine months ended September 30, 2018	For the year ended December 31, 2017; and for the nine months ended September 30, 2018

Unaudited pro forma condensed consolidated statements of operations, referred to as the unaudited pro forma statements of operations

Fair value adjustments to net assets acquired at September 30, 2018 have been applied to the assumed Merger date of January 1, 2017 for purposes of the unaudited pro forma statements of operations (see note 3)

Amounts in the notes to the unaudited pro forma consolidated financial statements are stated in Canadian dollars, unless otherwise indicated. The accompanying pro forma financial information may not be indicative of the results that would have been achieved if the transactions reflected herein had been completed on the dates indicated or the results which may be obtained in the future.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

(A)	Pro forma Purchase Price and Purchase Price Allocation

At the date of preparation of this pro forma financial information, certain pro forma adjustments have been made as identified herein; however, the fair values of Avista’s identifiable assets and liabilities to be assumed and the full impact of applying acquisition accounting have not been fully determined. After reflecting the pro forma adjustments made herein, the excess of the purchase price consideration over the adjusted book values of Avista’s identifiable net assets has been presented as goodwill. The Merger consideration in the unaudited pro forma financial information is based on the agreed net purchase price of US$53 per share (approximately $68 using the exchange rate of $1.2908 = US$1.00 on September 30, 2018). Since the acquisition is to be paid in US dollars, the actual amount paid, when measured in Canadian dollars, will vary. The assumed financing structure and partial mitigation of the foreign exchange fluctuation risk is outlined below.

Avista is a public utility subject to regulation by state utility commissions. The retail electric and natural gas operations are subject to the jurisdiction of various regulatory bodies, including the US Federal Energy Regulatory Commission for licensing of hydroelectric generation resources, and for electric transmission services and wholesale sales. The revenues and earnings approved by the utility commissions are based on regulated rates of return that are applied to historic values of the regulated assets. Therefore, no fair value adjustments are expected to be made to property, plant and equipment and intangible assets with respect to the regulated entities of Avista because all economic benefits and obligations associated with regulated assets beyond regulated thresholds accrue to Avista’s customers.

The following is the estimated net purchase price, estimated net funding requirements and assumed financing structure for the Merger. These estimates have been reflected in the accompanying unaudited pro forma financial information.

HYDRO ONE LIMITED

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

As at and for the nine months ended September 30, 2018, and for the year ended December 31, 2017

(millions of Canadian dollars)	Note		Using exchange rates in effect on September 30, 2018
Estimated Net Purchase Price
Equity purchase price			4,494
Fair value of Avista share-based payments settled in cash	3	(J)	35
Assumed debt of Avista			2,589

Estimated net purchase price			7,118
Estimated Net Funding Requirements
Estimated net purchase price before assumed debt			4,494
Assumed debt of Avista			2,589
Common share issuance costs	3	(B)	54
Net interest (after tax) paid on Convertible Debentures	3	(B)	52
Long-term debt issuance costs	3	(C)	24
Estimated (after-tax) transaction costs	3	(D)	79
Fair value of Avista share-based payments settled in cash	3	(J)	35

Estimated net funding requirements			7,327
Assumed Financing Structure
Assumed debt of Avista			2,589
Gross proceeds from Convertible Debentures converted to common shares	3	(B)	1,540
Settlement of the foreign exchange contract	3	(G)	15
Issuance of long-term debt	3	(C)	3,356
(Excess) cash	3	(K)	(173)

			7,327

This estimated purchase price is based on Avista’s outstanding shares at the purchase price of US$53 per share converted at a foreign exchange rate of C$1.2908 = US$1.00 on September 30, 2018. The purchase price used for the purposes of calculating pro forma adjustments is based on exchange rates as described in Note 5 below and will differ from this amount when exchange rates change. Hydro One entered into the forward contract in October 2017 to partially mitigate the foreign exchange fluctuation risk of the purchase price that is denominated in US dollars.

Goodwill resulting from the Merger of $2,345 million is calculated as the difference between the net purchase price (before assumed debt) of $4,529 million and the estimated fair value of the net assets acquired of $2,184 million, excluding Avista Corporation’s historical goodwill of $75 million.

(B)

Assumed financing for the Merger contemplates the issuance, through the exercise of conversion rights under the Convertible Debentures, of approximately 72 million common shares of Hydro One at $21.40 per share for gross proceeds of approximately $1.54 billion, which includes a base offering of approximately 65 million common shares for proceeds of $1.4 billion plus the exercise in full of the over-allotment option for approximately 7 million common shares for proceeds of approximately $140 million. Underwriting costs are equal to 3.50% of the gross proceeds from the sale of Convertible Debentures, in aggregate, which is approximately $54 million, and will result in a corresponding deferred tax asset of approximately $14 million based on Hydro One’s Canadian statutory income tax rate of 26.5%.

Hydro One completed the sale of the Convertible Debentures on August 9, 2017 on an instalment basis. The initial instalment was paid with gross proceeds of $513 million and net proceeds of $486 million after payment of $27 million of the underwriting fees, representing half the aggregate underwriting fees of $54 million. The Convertible Debentures balance of $489 million as at September 30, 2018 is net of the unamortized debt issuance costs of $24 million.

Upon payment of the final instalment in respect of the Convertible Debentures, assuming the Merger had closed and the final instalment been paid on September 30, 2018, the remaining underwriting fees of approximately $27 million would be paid in cash.

Since the cash proceeds from the initial instalment were received on August 9, 2017, the pro forma adjustment to cash only reflects the incremental cash proceeds on September 30, 2018 of $1,000 million, which is also net of the remaining underwriting fees. The pro forma adjustment to common shares of approximately $1,503 million is calculated net of the after tax underwriting fees of approximately $37 million and is reflected by the pro forma adjustment as incremental

HYDRO ONE LIMITED

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

As at and for the nine months ended September 30, 2018, and for the year ended December 31, 2017 cash proceeds of $1,000 million, the first instalment payment of $489 million and the recognition of a deferred tax asset of $14 million.

The Convertible Debentures contained a beneficial conversion feature at the time of issuance due to the conversion feature being in the money on the commitment date. The conversion feature is contingent on triggering of the final instalment payment, at which time it becomes exercisable. A pro forma adjustment on the condensed consolidated balance sheet as at September 30, 2018 in the amount of $92 million has been included to reflect the beneficial conversion feature, assuming the date for payment of the final instalment is the assumed Merger closing date of September 30, 2018.

Interest costs since August 9, 2017 of $70 million (and related tax effects of $18 million) associated with the Convertible Debentures have already been paid and are reflected in the historical financial results of Hydro One. Pro forma adjustments have been included with the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2017 and for the nine months ended September 30, 2018 to remove the historical after tax interest costs incurred that previously reflected the assumed conversion of the Convertible Debentures into Hydro One common shares as if the Merger had closed on January 1, 2017.

(C)

Financing for the Merger may be obtained from a combination of sources, including proceeds of the Convertible Debentures, proceeds from bridge lines of credit secured by Hydro One and proceeds from debt securities issued pursuant to the short form base shelf prospectus of Hydro One Holdings Limited (unconditionally guaranteed by Hydro One) and proceeds from securities issued under the short form base shelf prospectus of Hydro One. The financing sources, in aggregate, total approximately $4.94 billion (which is currently expected to be made up of $3.356 billion debt and $1.54 billion from Convertible Debentures). The maturity dates and other terms of the debt securities that may be issued will not be known until the debt is issued. Gross proceeds of approximately $3.356 billion from issuance of debt have been assumed and debt issuance costs in the aggregate of approximately $24 million have been recognized as a direct deduction to the debt.

(D)

Transaction costs not yet incurred are estimated at approximately $53 million ($47 million after tax) and are composed of estimated investment banking fees, credit rating agency fees, legal and accounting advisory fees and real estate transfer taxes. Change in control payments to employees of Avista are approximately $32 million and represent estimated change in control liabilities as a result of the Merger. These transaction related costs and the change in control payments, in aggregate, are expected to be approximately $85 million ($79 million after tax) and are assumed to be paid in cash based on estimates by Hydro One management. These costs have been included as a pro forma adjustment to cash and retained earnings on the unaudited pro forma balance sheet. They are not reflected in the unaudited pro forma statement of earnings on the basis that these expenses are directly attributable to the Merger and are non-recurring in nature.

Pro forma adjustments to the statement of operations include removal of the non-recurring historical transaction costs from operation, maintenance and administration of $39 million and $10 million for the year ended December 31, 2017 and for the nine months ended September 30, 2018, respectively.

(E)

As part of the Merger Agreement, and in connection with obtaining regulatory approval from various US state regulatory authorities, Hydro One has agreed to extend certain benefits to rate payers within those states in which Avista operates over periods of one to ten years. These commitments will be settled through varying payment structures, including rate credits applied to Avista customers and disbursements to different charitable organizations and community groups within those states in which Avista operates. The commitments may change until they are finalized as part of the approval from each US state regulatory authority.

Pro forma adjustments to the consolidated statement of operations include a reduction to revenues of $12 million ($8 million after tax) and $9 million ($7 million after tax) pertaining to the rate credits for the year ended December 31, 2017 and for the nine months ended September 30, 2018, respectively. The rate credits are intended to provide rate relief to customers based on energy usage and therefore these benefits are not included with the pro forma adjustments to liabilities and are not considered to be part of the acquisition date assumed liabilities or purchase price.

Pro forma adjustments to the consolidated balance sheet as at September 30, 2018 also include increases to accounts payable and other current liabilities of $26 million, other long-term liabilities of $52 million and a reduction to retained earnings of $60 million after tax, which represents the estimated commitments, other than the rate credits, as if the Merger had closed on September 30, 2018. These commitments are

HYDRO ONE LIMITED

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

As at and for the nine months ended September 30, 2018, and for the year ended December 31, 2017 expected to be recorded and expensed upon closing and are not considered to be part of the acquisition date assumed liabilities or purchase price.

(F)	Elimination of Avista’s historical outstanding common shares, retained earnings and accumulated other comprehensive income as of September 30, 2018.

(G)

The assumed interest expense on the Company’s proposed issuance of debt described in Note 3(C) above was $160 million and $119 million for the year ended December 31, 2017 and for the nine months ended September 30, 2018, respectively.

Pro forma adjustments to financing charges on the consolidated statement of operations include removal of the historical net interest costs on the Convertible Debentures as described in Note 3(B) of $24 million and $46 million for the year ended December 31, 2017 and for the nine months ended September 30, 2018, respectively.

In October, 2017, Hydro One entered into the forward contract to convert $1.4 billion of the cash proceeds from the issuance of Convertible Debentures to US dollars in order to economically mitigate a portion of the foreign exchange fluctuation risk on the purchase price that is denominated in US dollars.

Pro forma adjustments to the statement of operations include removal of the associated loss from the forward contract of $3 million and the gain of $25 million from financing charges for the year ended December 31, 2017 and for the nine months ended September 30, 2018, respectively.

The pro forma adjustments to the balance sheet include the after tax net impacts for settlement of the forward contract as if the Merger had closed on September 30, 2018, resulting in an increase to cash and cash equivalents of $15 million and a decrease in other current assets of $20 million and retained earnings of $5 million.

(H)

Income taxes applicable to the pro forma adjustments for items with tax effect in the Canadian entities are calculated at the average tax rate of 26.50%. Income taxes applicable to the pro forma adjustments for items with tax effect in the US entities are calculated at the average tax rates of 36.69% and 23.05% for the year ended December 31, 2017 and for the nine months ended September 30, 2018, respectively.

(I)

Hydro One has recorded an adjustment to the fair value of Avista’s long-term debt and recorded a regulatory offset of $53 million to regulatory assets for the portion of the fair value adjustment to long-term debt held within regulated operations. Hydro One views the regulatory offset upon closing of the Merger as a proxy for the regulatory asset that would be recorded in the event such debt was extinguished at an amount higher than the carrying value.

(J)

As described in the Merger Agreement, Hydro One agreed to exchange certain of Avista’s outstanding share-based compensation awards for a cash payment of $35 million. Hydro One has the option to settle a portion of the awards by conversion to equivalent Hydro One share based compensation awards, but it has been assumed that they will be settled in cash. Each award was measured at fair value on the assumed date of the Merger with an aggregate value of $35 million .

(K)

Excess cash of $173 million is after accounting for the net cash proceeds of $434 million ($486 million less after tax interest payments of $52 million) that is already reflected in the historical financial statements of Hydro One as described in Note 3(B). The aggregate pro forma adjustments to cash and cash equivalents, a reduction of $261 million on the unaudited pro forma consolidated balance sheet, represents the excess cash of $173 million, net of the $434 million already received.

4.	PRO FORMA SHARES OUTSTANDING

Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding.

The calculation of the pro forma earnings per common share, for the nine months ended September 30, 2018 and for the year ended December 31, 2017, reflect the assumed conversion of the Convertible Debentures as if the Merger had closed on January 1, 2017. The basic and diluted earnings per common share and basic and diluted weighted average number of common shares outstanding for the pro forma reporting periods are determined as follows:

HYDRO ONE LIMITED

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

As at and for the nine months ended September 30, 2018, and for the year ended December 31, 2017

(Canadian dollars, number of shares in millions)	For year ended December 31, 2017	For nine months ended September 30, 2018
Earnings per common share*	$1.10	$0.99
Diluted earnings per common share*	$1.10	$0.99
Shares outstanding
Weighted average shares of Hydro One Limited—basic	595	596
Convertible Debentures converted common shares outstanding—basic	72	72

Pro forma weighted average shares outstanding - basic	667	668

Effect of dilutive stock-based compensation plans	2	2

Pro forma weighted average shares of Hydro One Limited—diluted	669	670

*

Excludes net income attributable to noncontrolling interest and preferred shareholders, in aggregate, of $24 million for the year ended December 31, 2017 and $17 million for the nine months ended September 30, 2018.

5.	CURRENCY TRANSLATION AND CLASSIFICATION ADJUSTMENTS

The assets and liabilities of Avista, which has a US$ reporting and functional currency, are translated at the exchange rate of C$1.2908 = US$1.00 which was the rate published by Bloomberg as at September 30, 2018. Revenues and expenses in Avista’s statement of operations are translated to Canadian dollars using the rates published by Bloomberg at an average exchange rate of $1.2875 = US$1.00 for the nine months ended September 30, 2018, and $1.2983 = US$1.00 for the year ended December 31, 2017.

Reclassifications were made to align the presentation of Avista’s financial statement amounts with Hydro One’s financial statement amounts in the accompanying unaudited pro forma financial information. No material differences in accounting policies under US GAAP have been identified; however, a more detailed analysis will be completed after the Merger.

HYDRO ONE LIMITED

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

As at and for the nine months ended September 30, 2018, and for the year ended December 31, 2017

The following table presents Avista’s pro forma condensed consolidated balance sheets reclassifications at September 30, 2018:

(in millions of dollars)	Avista Historical (US$)	Foreign Exchange Impact	Avista Historical (C$)	Reclassifications (C$)	Amount after Reclassifications (C$)
Assets
Current assets:
Cash and cash equivalents	21	6	27	—	27
Accounts and notes receivable	105	30	135	—	135
Materials and supplies	63	18	81	(81)	—	(1)
Regulatory assets	21	6	27	(27)	—	(1)
Other current assets	35	10	45	108	153	(1)

Total current assets	245	70	315	—	315

Property, plant and equipment	—	—	—	5,880	5,880	(2)
Net utility property	4,555	1,325	5,880	(5,880)	—	(2)
Goodwill	58	17	75	—	75
Non-current regulatory assets	577	168	745	—	745
Other property and investments-net and other non-current assets	122	36	158	(158)	—	(3)
Other assets	—	—	—	158	158	(3)

Total assets	5,557	1,616	7,173	—	7,173

Liabilities
Current liabilities:
Accounts payable	81	24	105	295	400	(4)
Current portion of long-term debt and leases	3	—	3	—	3
Short-term borrowings	35	10	45	—	45
Regulatory liabilities	95	28	123	(123)	—	(4)
Other current liabilities	133	39	172	(172)	—	(4)

Total current liabilities	347	101	448	—	448

Long-term liabilities:
Long-term debt	1,861	541	2,402	67	2,469	(5)
Long-term debt to affiliated trusts	52	15	67	(67)	—	(5)
Pensions and other post-retirement benefits	191	56	247	(247)	—	(6)
Deferred income taxes	489	142	631	—	631
Non-current regulatory liabilities	798	232	1,030	—	1,030
Other non-current liabilities and deferred credits	69	20	89	247	336	(6)

	3,460	1,006	4,466	—	4,466

Total liabilities	3,807	1,107	4,914	—	4,914

Equity
Common stock	1,136	330	1,466	—	1,466
Accumulated other comprehensive loss	(9)	(2)	(11)	—	(11)
Retained earnings	623	181	804	—	804

Total equity	1,750	509	2,259	—	2,259

	5,557	1,616	7,173	—	7,173

(1)	Reclassify materials and supplies, and regulatory assets of $108 million to other current assets
(2)	Reclassify net utility property of $5,880 million to property, plant and equipment
(3)	Reclassify other property and investments-net and other non-current assets of $158 million to other assets
(4)	Reclassify regulatory liabilities and other current liabilities of $295 million to accounts payable
(5)	Reclassify long-term debt to affiliated trusts of $67 million to long-term debt
(6)	Reclassify pensions and other post-retirement benefits of $247 million to other non-current liabilities and deferred credits

HYDRO ONE LIMITED

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

As at and for the nine months ended September 30, 2018, and for the year ended December 31, 2017

The following table presents Avista’s pro forma condensed consolidated statements of income reclassifications for the nine months ended September 30, 2018:

(in millions of dollars)	Avista Historical (US$)	Foreign Exchange Impact	Avista Historical (C$)	Reclassifications (C$)	Amount after Reclassifications (C$)
Operating revenues:
Utility revenues	1,004	289	1,293	—	1,293
Non-utility revenues	20	5	25	(25)	—	(1)
Other	—	—	—	25	25	(1)

Total operating revenues	1,024	294	1,318	—	1,318

Operating expenses:
Purchased power	—	—	—	466	466	(2)
Operating, maintenance and administration	—	—	—	440	440	(2)
Depreciation and amortization	—	—	—	176	176	(2)
Utility operating expenses:
Resource costs	362	104	466	(466)	—	(2)
Other operating expenses	239	69	308	(308)	—	(2)
Depreciation and amortization	136	39	175	(175)	—	(2)
Taxes other than income taxes	81	23	104	(104)	—	(2)
Non-utility operating expenses:
Other operating expenses	21	7	28	(28)	—	(2)
Depreciation and amortization	1	—	1	(1)	—	(2)

Total operating expenses	840	242	1,082	—	1,082

Income from operations	184	52	236	—	236

Financing charges	—	—	—	97	97	(3)
Interest expense	74	21	95	(95)	—	(3)
Interest expense to affiliated trusts	1	—	1	(1)	—	(3)
Capitalized interest	(3)	(1)	(4)	4	—	(3)
Other expense—net	4	1	5	(5)	—	(3)

Income before income taxes	108	31	139	—	139

Income taxes	17	5	22	—	22

Net income	91	26	117	—	117

(1)	Reclassify non-utility revenues of $25 million to other revenues
(2)	Reclassify utility operating expenses and non-utility operating expenses of $1,082 million to operating expenses
(3)	Reclassify interest and other expenses of $97 million to financing charges

HYDRO ONE LIMITED

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

As at and for the nine months ended September 30, 2018, and for the year ended December 31, 2017

The following table presents Avista’s pro forma consolidated statements of income reclassifications for the year ended December 31, 2017:

(in millions of dollars)	Avista Historical (US$)	Foreign Exchange Impact	Avista Historical (C$)	Reclassifications (C$)	Amount after Reclassifications (C$)
Operating revenues:
Utility revenues	1,423	425	1,848	—	1,848
Non-utility revenues	23	6	29	(29)	—	(1)
Other	—	—	—	29	29	(1)

Total operating revenues	1,446	431	1,877	—	1,877

Operating expenses:
Purchased power	—	—	—	681	681	(2)
Operating, maintenance and administration	—	—	—	604	604	(2)
Depreciation and amortization	—	—	—	223	223	(2)
Utility operating expenses:
Resource costs	525	156	681	(681)	—	(2)
Other operating expenses	332	100	432	(432)	—	(2)
Depreciation and amortization	171	51	222	(222)	—	(2)
Taxes other than income taxes	107	32	139	(139)	—	(2)
Non-utility operating expenses:
Other operating expenses	25	8	33	(33)	—	(2)
Depreciation and amortization	1	—	1	(1)	—	(2)

Total operating expenses	1,161	347	1,508	—	1,508

Income from operations	285	84	369	—	369

Financing charges	—	—	—	112	112	(3)
Interest expense	95	29	124	(124)	—	(3)
Interest expense to affiliated trusts	1	—	1	(1)	—	(3)
Capitalized interest	(3)	(1)	(4)	4	—	(3)
Other income—net	(7)	(2)	(9)	9	—	(3)

Income before income taxes	199	58	257	—	257

Income taxes	83	24	107	—	107

Net income	116	34	150	—	150

(1)	Reclassify non-utility revenues of $29 million to other revenues
(2)	Reclassify utility operating expenses and non-utility operating expenses of $1,508 million to operating expenses
(3)	Reclassify interest expenses and other income of $112 million to financing charges